                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            THE FORTRESS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    34956K108
                                    ---------
                                 (CUSIP Number)

                                 Murry N. Gunty
                           Prometheus Homebuilders LLC
                      LF Strategic Realty Investors II L.P.
                      LFSRI II Alternative Partnership L.P.
                           LFSRI II-CADIM Alternative
                                Partnership L.P.
                        30 Rockefeller Plaza, 63rd Floor
                               New York, NY 10020
                                 (212) 632-6000

                                 with a copy to:

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 34956K108                                              Page 2 of 10
         -----------                                                 ---  ---
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   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Prometheus Homebuilders LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b) X
                                                                        ---
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF (See Item 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    ---
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                      7        SOLE VOTING POWER
          NUMBER OF
            SHARES                             7,565,512 (1)
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                    8        SHARED VOTING POWER
            EACH
          REPORTING                            None
           PERSON              -------------------------------------------------
            WITH                      9        SOLE DISPOSITIVE POWER

                                               7,565,512 (1)
                               -------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,565,512 (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                X
                                                                        ---
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (limited liability company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------
(1) Including 6,666,667 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                 SCHEDULE 13D

CUSIP No. 34956K108                                              Page 3 of 10
         -----------                                                 ---  ---
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b) X
                                                                        ---
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF (See Item 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    ---
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                      7        SOLE VOTING POWER
          NUMBER OF
            SHARES                             None
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                    8        SHARED VOTING POWER
            EACH
          REPORTING                            7,565,512 (2)
           PERSON              -------------------------------------------------
            WITH                      9        SOLE DISPOSITIVE POWER

                                               None
                               -------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                               7,565,512 (2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,565,512 (2)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                X
                                                                        ---
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN (limited partnership)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------
(2) Including 6,666,667 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                SCHEDULE 13D

CUSIP No. 34956K108                                              Page 4 of 10
         -----------                                                 ---  ---
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   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b) X
                                                                        ---
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF (See Item 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    ---
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                      7        SOLE VOTING POWER
          NUMBER OF
            SHARES                             None
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                    8        SHARED VOTING POWER
            EACH
          REPORTING                            7,565,512 (3)
           PERSON              -------------------------------------------------
            WITH                      9        SOLE DISPOSITIVE POWER

                                               None
                               -------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                               7,565,512 (3)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,565,512 (3)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                X
                                                                        ---
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN (limited partnership)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------
(3) Including 6,666,667 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

                                SCHEDULE 13D

CUSIP No. 34956K108                                              Page 5 of 10
         -----------                                                 ---  ---
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b) X
                                                                        ---
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF (See Item 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    ---
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                      7        SOLE VOTING POWER
          NUMBER OF
            SHARES                             None
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                    8        SHARED VOTING POWER
            EACH
          REPORTING                            7,565,512 (4)
           PERSON              -------------------------------------------------
            WITH                      9        SOLE DISPOSITIVE POWER

                                               None
                               -------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                               7,565,512 (4)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,565,512 (4)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                X
                                                                        ---
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN (limited partnership)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------
(4) Including 6,666,667 shares of Common Stock receivable upon conversion of certain preferred stock (See Item 5).

           This Amendment No. 4, dated January 12 1999, which supplements and amends the Schedule 13D, dated August 25, 1997, as amended by Amendment No. 1, dated October 14, 1997, Amendment No. 2, dated March 3, 1998 ("Amendment No. 2"), and Amendment No. 3, dated August 27, 1998, (as so amended, the "Previous Statement"), of Prometheus Homebuilders LLC ("Prometheus") and its owners LF Strategic Realty Investors II L.P. ("LFSRI II"), LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. (CADIM and, together with Prometheus, LFSRI II and Alternative, the "Reporting Persons") is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the common stock, $0.01 par value per share (the "Common Stock"), of the Fortress Group, Inc., a Delaware corporation (the "Issuer" or the "Company"). Capitalized terms not otherwise defined herein have the meaning ascribed to them in Amendment No. 2.

Item 1.    Security and Issuer.

           This statement relates to the Common Stock. The Issuer's principal executive offices are located at 1650 Tysons Boulevard, Suite 600, McLean, Virginia 22102.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 4.    Purpose of Transaction.

           The Issuer and Prometheus have agreed to the restructuring (the "Restructuring") of certain existing agreements pertaining to Prometheus' investment in the Issuer, as disclosed in the Previous Statement, pursuant to a Restructuring Agreement, dated as of December 31, 1998, by and among the Issuer, Prometheus and the stockholders of the Issuer party thereto (the "Restructuring Agreement"), which provides, among other things, that Prometheus will exchange Class AA Preferred Stock of the Issuer currently owned by it for shares of a new issue of Class AAA Preferred Stock. The Issuer and Prometheus decided to enter into the Restructuring Agreement as a result of, among other things, there occurring since the date of the Stock Purchase Agreement (i) a change in the corporate circumstances and strategies of the Company and (ii) a decline in the price of the Common Stock. As part of the Restructuring, Prometheus has agreed, subject to certain conditions, to modify and/or waive certain provisions of the Company's Certificate of Incorporation granting Prometheus certain super majority voting rights and the Company has agreed to amend its By-Laws to conform to certain changes made to the Stockholders Agreement, all as further described in Item 6.

Item 5.    Interest in Securities of the Issuer.

           (a) Prometheus currently owns (i) 40,000 shares of Class AA Preferred Stock which are convertible into approximately 6,666,667 shares of Common Stock at a conversion price of $6.00 per share and (ii) 878,845 shares of Common Stock which it acquired from certain founders of the Company, representing beneficial ownership by the Reporting Persons of a total of 7,545,512 shares of Common Stock, or approximately 40.7% of the approximately 18,582,845 issued and outstanding shares of the Issuer, based on the number of shares of Common Stock outstanding as of November 13, 1998, as disclosed in the Company's most recent filing on Form 10-Q, and the conversion of the Class AA Preferred Stock into Common Stock. Assuming the consummation of the exchange of the Class AA Preferred Stock for the Class AAA Preferred Stock (as defined below) as contemplated by the Restructuring Agreement, the interest of the Reporting Persons in the Common Stock of the Issuer will not change.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

           Pursuant to the terms of the Restructuring Agreement, Prometheus will exchange the Class AA Preferred Stock now owned by it for a new series of the Company's Class AAA Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class AAA Preferred Stock"). The Class AAA Preferred Stock will be redeemable at the Company's option, at any time until December 31, 2000 for its liquidation value plus dividends that, when combined with dividends previously paid on the Class AA Preferred Stock, provide a 20% annual return from the inception of Prometheus' investment in the Company to the date of redemption. Any redemption of the Class AAA Preferred Stock will be subject to compliance with the Company's senior note indenture, which restricts redemptions in certain circumstances.

           The dividend rate on the Class AAA Preferred Stock will be 9% per annum, payable quarterly, and will be credited towards the annual return required to be paid on the Class AAA Preferred Stock if it is redeemed. The Certificate of Designations of Class AAA Preferred Stock attached as Exhibit A to the Restructuring Agreement includes provisions permitting Prometheus to elect a majority of the Company's board of directors upon certain payment defaults but, unlike the current provisions of the Class AA Preferred Stock, does not provide for such election based upon specified financial results and stock price. Depending on whether or not shareholder approval is required (as discussed below), the Purchaser and the Company have agreed, pursuant to the terms of the Restructuring Agreement, to modify and/or waive certain provisions of the Company's Certificate of Incorporation and By-Laws to give effect to certain changes in the voting rights of the Purchaser contemplated by the Restructuring. Specifically, certain actions requiring supermajority approval as previously disclosed and set forth in the Class AA Certificate of Designations and the Stockholders Agreement will either be eliminated or modified as set forth in the form of Second Amended and Restated Stockholders Agreement attached as Exhibit C to the Restructuring Agreement attached hereto as Exhibit 1.

           In addition, the terms of the Restructuring Agreement call for the termination of the provisions of the Stock Purchase Agreement that had obligated the Company to issue and Prometheus to purchase an additional $35 million liquidation value of Class AB Preferred Stock. The Restructuring Agreement also provides for (A) the cancellation of the 375,000 Warrants, (B) the cancellation of the obligation to issue 625,000 additional Warrants, which would have been issued in connection with the issuance of the Class AB Preferred Stock, and (C) the modification of the previously disclosed "reset provisions."

           In connection with entering into the Restructuring Agreement, the Company paid Prometheus $5 million on December 31, 1998. This amount may be credited towards the annual return required to be paid on the Class AAA Preferred Stock if it is redeemed. Also in connection with any optional redemption of the Class AAA Preferred Stock, Prometheus may require the Company by February 15, 2001 to sell for Prometheus' benefit a proportional amount of the 898,845 shares of Common Stock owned by Prometheus and to pay Prometheus the amount, if any, by which the proceeds of such sale are less than $5.50 per share.

           Although the Restructuring Agreement retains, in the form of new supplemental warrants, all of the previously disclosed reset provisions contained in the Class AA Certificate of Designations and the Supplemental Warrants, the Restructuring Agreement amends these provisions to place additional conditions on their exercise and to provide that they will be canceled to the extent that the Class AAA Preferred Stock is redeemed.

           Pursuant to the provisions of the Restructuring Agreement, the Company and Prometheus will enter into the Second Amended and Restated Registration Rights Agreement in the form attached as Exhibit B to the Restructuring Agreement, which will amend and restate the previously disclosed Registration Rights Agreement to give effect to the Restructuring including, without limitation, the elimination of the Warrants.

           The transactions contemplated by the Restructuring Agreement are expected to close promptly following the earlier of advice from the Nasdaq Stock Market that no shareholder approval is required or receipt of the required shareholder approval. Certain principal shareholders, together holding in the aggregate more than 50% of the voting shares, have agreed to use their reasonable best efforts to take such action, if any, as is reasonably necessary to cause the transactions contemplated by the Restructuring Agreement to be consummated.

           All references to the Restructuring Agreement, the Second Amended and Restated Stockholders Agreement and the Second Amended and Restated Registration Rights Agreement and the terms of the Class AAA Preferred Stock are qualified in their entirety by the full text of such agreements and the text of the Certificate of Designations of the Class AAA Preferred Stock, copies of which are attached as Exhibit 1 hereto (or exhibits to such Exhibit) and are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1.    Restructuring Agreement, dated as of December 31,
                         1998, by and among the Issuer, Prometheus and the stockholders of the Issuer party thereto, including the exhibits attached thereto.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS HOMEBUILDERS LLC

                              By: LF Strategic Realty Investors II L.P., as managing member

                              By: Lazard Freres Real Estate Investors L.L.C., as general partner


                              By: /s/ Murry Gunty
                              ---------------------
                              Name:  Murry Gunty
                              Title: Principal



                               LF STRATEGIC REALTY INVESTORS II L.P.
                               LFSRI II ALTERNATIVE PARTNERSHIP L.P.
                               LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                              By: Lazard Freres Real Estate Investors L.L.C., as general partner


                              By: /s/ Murry Gunty
                              -------------------
                              Name:  Murry Gunty
                              Title: Principal




Dated:  January 12, 1999

                                   SCHEDULE I

                   Executive Officers of Prometheus and LFREI

                 The business address for each of the following
                persons is 30 Rockefeller Plaza, 63rd Floor, New
                                 York, NY 10020.


Name of Office                                  Present and Principal Occupation
--------------                                  --------------------------------

Arthur P. Solomon                               Principal of LFREI

Anthony E. Meyer                                Principal of LFREI

Robert P. Freeman                               Principal of LFREI

Klaus P. Kretschmann                            Principal of LFREI

Murry N. Gunty                                  Principal of LFREI

Marjorie L. Reifenberg                          Vice President, General Counsel
                                                and Secretary of LFREI

Henry C. Herms                                  Comptroller of LFREI

Douglas Healy                                   Principal of LFREI

John A. Moore                                   Principal and CFO of LFREI

Douglas N. Wells                                Vice President of LFREI